Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated May 10, 2006 (June 15, 2006 as to the effects of the restatement discussed in Note 22) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the fact that the Wyndham Worldwide Businesses of Cendant Corporation (the “Company”) is comprised of the assets and liabilities used in managing and operating the lodging, vacation exchange and rental and vacation ownership businesses of Cendant Corporation and an explanatory paragraph related to the restatement of the combined financial statements), relating to the combined financial statements of the Company appearing in the registration statement on Form 10 of Wyndham Worldwide Corporation, as amended, dated July 12, 2006.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

July 27, 2006